FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes   No   X

          If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed fourth quarter results ended September 2007, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely
for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group's leverage; adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi

Form S-8 Version






4th

quarter results and year
ended September 2007

Sappi is a leading producer of coated fine paper

Sales by product group *



■ Coated fine paper	62%		■ Packaging and newsprint	8%
■ Uncoated fine paper	5%		■ Pulp	15%
■ Coated specialities	9%		■ Other	1%

Sales: where the product is manufactured *



■ North America	28%		■ Southern Africa	27%
■ Europe	45%			

Sales: where the product is sold *



■ North America	29%		■ Southern Africa	15%
■ Europe	39%		■ Asia and other	17%

Geographic ownership **



■ South Africa	71%		■ Europe and ROW †	8%
■ North America	21%			

for the year ended September 2007
**as at 30 September 2007*
† Rest of World

magno HannoArt Lustro royal DUKUZA Triple Green

financial highlights

- Improved operating performance

- Basic EPS increased to 27 US cents for the quarter

- Strong cash generation

- Input costs continue to rise

- Prices improved except for Fine Paper Europe

- Dividend of 32 US cents per share declared

summary

	Quarter ended			Year ended	
	Sept 2007	June 2007	Sept 2006	Sept 2007	Sept 2006
Key figures: (US$ million)					
Sales	1,422	1,297	1,296	5,304	4,941
Operating profit	87	87	51	383	125
EBITDA *	178	182	151	758	517
Basic EPS (US cents)	27	23	18	89	(2)
Key ratio: (%)					
Operating profit to sales	6.1	6.7	3.9	7.2	2.5

* Refer to note 1, additional information in Supplemental Information for the reconciliation of EBITDA to profit.

AVALON Triple Green   Opus   McCoy   **Typek** Paper that's part of your life   Somerset

comment

Our operating performance improved further in the quarter with all of our fine paper businesses improving their margins and returns. Forest Products reported a strong quarter supported by strong pulp prices and good demand in the southern African markets. Although improved, Fine Paper's margins and returns are still well short of acceptable levels. A major factor was high input costs including wood, chemical and energy costs. As a group we sell slightly more pulp than we purchase which provides an economic hedge in terms of pulp prices, but the European and southern African Fine Paper businesses purchase more than half of their pulp requirements, consequently their margins continue to be squeezed by high pulp prices and other input costs.

Coated fine paper prices in North America have started improving but margins remain under pressure from high input costs. In Europe, the price gains made earlier in the year have largely been surrendered due to very competitive markets despite high operating rates for us and the industry as a whole.

Demand for coated fine paper grew at about 1% in Europe compared with the previous year. In North America shipments by local producers declined largely as a result of capacity closures. Pulp markets remain very strong; NBSK prices for the quarter averaged US$800 per ton, up about US$100 compared to a year ago.

Our sales were US$1.42 billion, an increase of 10%, reflecting strong order books in all our businesses.

Operating profit increased 70% to US$87 million.

Operating profit in the quarter includes fire damage to our southern African forests of US$8 million, profit on sale of assets US$1 million and a loss from a change in the fair value of plantations of US$2 million.

Net finance costs were US$27 million compared to US$37 million a year ago and included interest capitalised of US$6 million, foreign exchange gains of US$4 million and a favourable change in fair value of financial instruments of US$3 million.

Basic earnings per share for the quarter grew to 27 US cents compared to 18 US cents last year.

year ended September 2007 compared to year ended September 2006

There has been a continuing trend of improvement in operating performance quarter by quarter through the year. Sales for the year increased 7% to US$5.3 billion. Operating profit increased to US$383 million from US$125 million last year. Included in operating profit for the year is a US$54 million plantation fair value gain, US$26 milion profit on sale of fixed assets and US$15 million fire damage.

Net finance costs for the year were US$134 million compared to US$130 million in the prior year and included interest capitalised of US$14 million and an unfavourable change in fair value of financial investments of US$9 million.

The effective tax rate for the year was 19% and was reduced by rate changes offset by non-recognition of deferred tax assets.

Basic earnings per share for the year was 89 US cents compared to a loss of 2 US cents last year.

cash flow

Cash generated by operations increased to US$182 million for the quarter from US$158 million a year ago. Working capital was reduced by US$140 million compared to a reduction of US$80 million a year ago as a result of tight management of working capital in all regions.

During the quarter net finance costs paid increased to US$52 million compared to US$22 million a year ago as a result of the roll-over of forward exchange contracts related to long term debt.

The cash effect of investing activities was US$120 million in the quarter compared to US$109 million a year ago and US$154 million in the prior quarter.

A South African subsidiary issued bonds, maturing in four years, to the value of ZAR1 billion (US$140 million) on 25 September 2007 to replace short term debt.

operating review for the quarter

Sappi Fine Paper

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change	Quarter ended June 2007 US$ million
Sales	1,118	1,029	8.6	1,037
Operating profit	29	(40)	–	25
Operating profit to sales (%)	2.6	(3.9)	–	2.4

All the regions improved operating profit and margins compared to a year ago.

Sales volumes increased by 3.3% compared to a year ago and net sales increased by 8.6% to US$1.1 billion, mainly as a result of the higher volumes, improved prices in North America and southern Africa, and the currency conversion of non-dollar sales to a weaker US Dollar. The operating margin of 2.6% remains well below target.

Europe

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change (US$)	% change (Euro)	Quarter ended June 2007 US$ million
Sales	619	569	8.8	0.6	584
Operating profit	17	(48)	–	–	14
Operating profit to sales (%)	2.7	(8.4)	–	–	2.4

Sales volume increased 1% compared to a year ago but 6% compared to the prior quarter as we regained some market share lost when we held a strong position on prices earlier in the year. Average prices realised were at similar levels to a year earlier and 1.5% below the previous quarter due to fiercely competitive market conditions.

The cost reduction programme initiated in 2005 continues to help offset the impact of high input costs including wood, pulp, chemical and energy costs as well as employment inflation.

In Europe apparent consumption for coated fine paper grew 1% compared to a year ago. Despite reported industry operating rates of 93% for coated fine paper, prices retreated during the quarter, giving up the gains achieved earlier in the year. There have been some price improvements in specific markets.

North America

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change	Quarter ended June 2007 US$ million
Sales	404	373	8.3	362
Operating profit	9	7	28.6	8
Operating profit to sales (%)	2.2	1.9	–	2.2

The three new products launched in the past two quarters have been well received in the market. Sales volumes increased by 8% compared to a year ago after we regained some market share lost in the previous year. Average prices realised for paper increased compared to a year ago and compared to the previous quarter. Further increases are being implemented.

We continue to implement cost reductions throughout our operations to offset high input costs.

Apparent consumption for coated fine paper declined significantly. It was impacted by reduced imports of coated fine paper. It appears that inventories of imported product have declined and that some of these imports are now recorded as coated mechanical paper, which is free of the anti-dumping and countervailing duties recently applied to certain Asian exporters. Shipments from domestic producers declined 4% reflecting a reduction in capacity following the closure of approximately 800,000 tons of higher cost coated fine paper capacity over the past two years.

South Africa

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2007 US$ million
Sales	95	87	9.2	6.1	91
Operating profit	3	1	200.0	191.6	3
Operating profit to sales (%)	3.2	1.1	–	–	3.3

Demand in the southern African markets was strong. Sales in US Dollars and operating profit improved as a result of improved prices but margins remain under pressure from cost increases including wood, pulp, energy and employment costs.

Forest Products

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change (US$)	% change (Rand)	Quarter ended June 2007 US$ million
Sales	304	267	13.9	10.7	260
Operating profit	52	85	(38.8)	(40.5)	65
Operating profit to sales (%)	17.1	31.8	–	–	25.0

The business performed strongly reflecting increasing international pulp prices and good demand for our products, particularly packaging paper in southern Africa. Demand for chemical cellulose was strong.

Operating efficiency continued to improve, however there is scope for further improvement. Energy and employment costs have continued to rise at a rate exceeding the local rate of inflation, which is approximately 6%. A general shortage of technical skills is exacerbating employment cost pressures. Managing these costs is a priority going forward.

During the quarter we experienced extensive plantation fires resulting in a charge of US$8 million (before tax). The fires suffered in the third and fourth quarter were the worst fires ever experienced in South Africa. The combined pre-tax charge for the two quarters was US$15 million before tax. Good rains have virtually ended the risk of more fires this season.

The result for the quarter included a plantation fair value price charge of US$2 million compared to a gain of US$10 million a year ago. The reversal of the Usutu impairment of US$40 million occurred in the fourth quarter 2006.

The Saiccor expansion project is progressing well and is on track for a second calendar quarter 2008 start up. The estimated capital expenditure for the project will be approximately US$500 million.

dividend

The board has approved a dividend, Number 84, of 32 US cents for the year ended September 2007. A dividend of 30 US cents was paid for the previous year.

directors

Ralph Boëttger, who joined the board as Chief Executive Officer on 01 July 2007, took executive authority for the company in August following an intensive introductory tour. At that date, the group's Chairman, Eugene van As, resumed his non-executive role.

John (Jock) McKenzie joined the board as non-executive director on 01 September 2007.

outlook

Management's priority is the continuing improvement of our margins and operating efficiencies. We expect the turnaround of our North American business, which is well under way, to continue. In Europe our focus is on further improving operational efficiencies, continuous cost reductions and price recovery, to help restore margins. The southern African business continues to benefit from strong local demand and the high international pulp prices.

Supply/demand conditions for coated fine paper in North America remain favourable for improved pricing; however, there are signs of the economy cooling, which could have some impact on demand during 2008. Despite the high operating rates in Europe prices remain low and industry margins continue to decline. Pulp prices have continued to rise in October 2007 and NBSK prices are US$30 per ton higher than the average for the September quarter.

Input cost pressures remain high in all our businesses. While we expect to be able to offset these costs to some extent through cost reduction efforts and improved efficiency, improving our revenue line through volume and mix improvements, improved margin management, innovation and improved pricing, is a priority. We will also continue to focus on working capital management and cash generation.

The weakness in the US Dollar at the time of writing is expected to have an unfavourable impact on our European and southern African businesses.

Our first financial quarter is usually weaker than the fourth financial quarter due to a seasonal slowdown in activity at the end of the calendar year. We do, however, expect earnings excluding the impact of the plantation price fair value adjustment, which is unpredictable to be stronger than the equivalent quarter last year.

We expect some increase in debt as the Saiccor expansion nears completion over the next two quarters, but expect it to return to current levels by the end of the financial year.

Maintaining momentum of the trend of continuous improvement in the profitability of Sappi remains the top priority. A key focus is our commitment to excellence in customer service and innovation in our product offerings.

On behalf of the board

| R J Boëttger | M R Thompson | |
| Director | Director | 08 November 2007 |

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284

dividend announcement

The directors have declared a dividend (number 84) of 32 US cents per share for the year ended September 2007.

In compliance with the requirements of STRATE, the JSE electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:

Last day to trade to qualify for dividend	Thursday, 27 December 2007
Date on which shares commence trading ex-dividend	Friday, 28 December 2007
Record date	Friday, 04 January 2008
Payment date	Tuesday, 08 January 2008

Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will without exception be paid in United States Dollars. There will not be any currency election.

Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.

Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling at 01:30 Central European Time as per Reuters on Tuesday, 18 December 2007, and announced on Tuesday, 18 December 2007.

There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from Friday 28 December 2007 to Friday 04 January 2008, both days inclusive.

Sappi Management Services (Pty) Limited
Secretaries
Per D J O'Connor

08 November 2007

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

notes

conformed financial results

for the quarter and year ended September 2007

Form S-8 Version

group income statement

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million	% change
Sales	1,422	1,296	9.7	5,304	4,941	7.3
Cost of sales	1,242	1,137		4,591	4,419	
Gross profit	180	159	13.2	713	522	36.6
Selling, general and administrative expenses	94	99		362	367	
Share of (profit) loss from associates and joint ventures	(4)	–		(10)	1	
Other operating expenses (income)	3	9		(22)	29	
Operating profit	87	51	70.6	383	125	206.4
Net finance costs	27	37		134	130	
Net paid	40	36		152	136	
Capitalised	(6)	(1)		(14)	(2)	
Net foreign exchange gains	(4)	(2)		(13)	(7)	
Change in fair value of financial instruments	(3)	4		9	3	
Profit (loss) before tax	60	14	328.6	249	(5)	–
Taxation – current	6	(11)		38	5	
– deferred	(7)	(15)		9	(6)	
Profit (loss) for the period	61	40	52.5	202	(4)	–
Basic earnings (loss) per share (US cents)	27	18		89	(2)	
Weighted average number of shares in issue (millions)	228.4	226.5		227.8	226.2	
Diluted basic earnings (loss) per share (US cents)	26	17		88	(2)	
Weighted average number of shares on fully diluted basis (millions)	231.2	228.6		230.5	226.2	

group balance sheet

	Sept 2007 US$ million	Sept 2006 US$ million
ASSETS		
Non-current assets	4,608	3,997
Property, plant and equipment	3,491	3,129
Plantations	636	520
Deferred taxation	60	74
Other non-current assets	421	274
Current assets	1,736	1,500
Inventories	712	699
Trade and other receivables	660	577
Cash and cash equivalents	364	224
Assets held for sale	–	20
Total assets	6,344	5,517
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,816	1,386
Non-current liabilities	2,612	2,465
Interest-bearing borrowings	1,828	1,634
Deferred taxation	385	336
Other non-current liabilities	399	495
Current liabilities	1,916	1,666
Interest-bearing borrowings	771	694
Bank overdraft	22	9
Other current liabilities	998	862
Taxation payable	125	101
Total equity and liabilities	6,344	5,517
Number of shares in issue at balance sheet date (millions)	228.5	227.0

group cash flow statement

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
Operating profit	87	51	383	125
Depreciation, fellings and other amortisation	109	119	445	466
Other non-cash items (including impairment charges)	(14)	(12)	(142)	(127)
Cash generated by operations	182	158	686	464
Movement in working capital	140	80	60	(17)
Net finance costs	(52)	(22)	(162)	(138)
Taxation paid	(9)	(1)	(27)	(13)
Dividends paid *	–	–	(68)	(68)
Cash retained from operating activities	261	215	489	228
Cash utilised in investing activities	(120)	(109)	(465)	(355)
	141	106	24	(127)
Cash effects of financing activities	24	(55)	98	(21)
Net movement in cash and cash equivalents	165	51	122	(148)

* Dividend number 83: 30 US cents per share (2006: 30 US cents per share)

group statement of recognised income and expense

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
Pension fund asset recognised (not recognised)	1	(37)	45	(43)
Actuarial gains on pension and other post employment benefit liabilities	101	105	101	100
Fair value adjustment on available for sale financial instruments	1	–	1	–
Deferred taxation on above items	(38)	(20)	(52)	(19)
Valuation allowance against deferred tax asset and actuarial gains recognised	26	9	31	9
Exchange differences on translation of foreign operations	28	(67)	151	(189)
Net income (expense) recorded directly in equity	119	(10)	277	(142)
Profit (loss) for the period	61	40	202	(4)
Total recognised income (expense) for the period	180	30	479	(146)

notes to the group results

1. Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2006 which are compliant with the English language version of International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board.

2. Reconciliation of movement in shareholders' equity

	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
Balance – beginning of year	1,386	1,589
Total recognised income (expense) for the period	479	(146)
Dividends paid	(68)	(68)
Transfers to participants of the share purchase trust	14	5
Share Based Payment Reserve	5	6
Balance – end of year	1,816	1,386

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
3. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	91	99	374	390
Other amortisation	–	1	1	2
	91	100	375	392
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	18	19	70	74
Growth	(19)	(14)	(76)	(70)
	(1)	5	(6)	4
Plantation price fair value adjustment	2	10	(54)	(34)
	1	15	(60)	(30)
Included in other operating expenses (income) are the following:				
Asset impairments (reversals)	–	(39)	–	(31)
Restructuring and closure provisions raised (released)	–	40	(7)	50
Pension restructuring gain	–	–	–	(28)
Profit on sale of assets	(1)	–	(26)	–
Fire, flood, storm and related events	8	–	17	9

notes to the group results

4. Material balance sheet movements

   Non-current interest-bearing borrowings
   A South African subsidiary issued bonds to the value of ZAR1 billion (US$140 million) on 25 September 2007. The bonds were issued at a fixed rate of 10.64% and mature on 14 October 2011.

   Other non-current assets
   The increase in other non-current assets relates largely to the recognition of the pension fund asset in our South African subsidiary and the recognised actuarial gain on the pension asset to the value of ZAR599 million (US$83 million).

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
5. Capital expenditure				
Property, plant and equipment	128	90	458	303
6. Capital commitments				
Contracted but not provided			188	294
Approved but not contracted			249	255
			437	549
7. Contingent liabilities				
Guarantees and suretyships			43	52
Other contingent liabilities *			20	11

* The increase in other contingent liabilities relates to tax issues upon which the group is awaiting further clarification.

8. Secondary Tax on Companies (STC)
   During the annual South African 'budget speech' the Minister of Finance announced a rate reduction in South Africa's STC rate from 12.5% to 10% and the proposed replacement of STC with a tax on dividends. The rate reduction resulted in a US$2 million charge in the March quarter's results because of the write-down of the related STC asset. There is a remaining asset of US$10 million which may be impacted by the proposed change in legislation in this area.

supplemental information

additional information

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
1. Profit (loss) for the period to EBITDA [1] reconciliation				
Profit (loss) for the period	61	40	202	(4)
Net finance costs	27	37	134	130
Taxation – current	6	(11)	38	5
– deferred	(7)	(15)	9	(6)
Depreciation	91	99	374	390
Amortisation	–	1	1	2
EBITDA [1] [2]	**178**	**(5)**	**758**	**517**

			Sept 2007 US$ million	Sept 2006 US$ million
Net debt (US$ million) [3]			2,257	2,113
Net debt to total capitalisation (%) [3]			43.2	46.4
Net asset value per share (US$) [3]			9.37	7.26

[1] In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS or US GAAP.

[2] The EBITDA calculation was amended at the beginning of the financial year to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: September 2006 quarter: decreased by US$19 million; September 2006 year to date: decreased by US$74 million.

supplemental information

	Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million
2. Calculation of Headline earnings (loss) *				
Profit (loss) for the period	61	40	202	(4)
Profit on disposal of property, plant and equipment	–	–	(20)	(2)
Write-off of assets	1	4	2	11
Asset impairments (reversals)	1	(39)	2	(31)
Headline earnings (loss) per share				
Headline earnings (loss) per share (US cents) *	28	2	82	(11)
Weighted average number of shares in issue (millions)	228.4	226.5	227.8	226.2
Diluted headline earnings (loss) per share (US cents) *	27	2	81	(11)
Weighted average number of shares on fully diluted basis (millions)	231.2	228.6	230.5	226.2
Headline earnings (loss)	63	5	186	(26)

* Headline earnings disclosure is required by the JSE Limited.

	Sept 2007	June 2007	March 2007	Dec 2006	Sept 2006
3. Exchange rates					
Exchange rates:					
Period end rate: US$1 = ZAR	6.8713	7.0393	7.2650	7.0076	7.7738
Average rate for the Quarter: US$1 = ZAR	7.0453	7.1095	7.1532	7.3358	7.2475
Average rate for the YTD: US$1 = ZAR	7.1741	7.2121	7.2783	7.3358	6.6039
Period end rate: EUR 1 = US$	1.4272	1.3542	1.3358	1.3199	1.2672
Average rate for the Quarter: EUR 1 = US$	1.3782	1.3498	1.3160	1.2926	1.2744
Average rate for the YTD: EUR 1 = US$	1.3336	1.3178	1.3021	1.2926	1.2315

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information

regional information

		Quarter ended Sept 2007 Metric tons (000's)	Quarter ended Sept 2006 Metric tons (000's)	% change	Year ended Sept 2007 Metric tons (000's)	Year ended Sept 2006 Metric tons (000's)	% change
Sales volumes							
Fine Paper –	North America	398	368	8.2	1,506	1,426	5.6
	Europe	633	626	1.1	2,493	2,450	1.8
	Southern Africa	90	91	(1.1)	350	328	6.7
	Total	1,121	1,085	3.3	4,349	4,204	3.4
Forest Products –	Pulp and paper operations	417	400	4.3	1,484	1,470	1.0
	Forestry operations	242	383	(36.8)	1,030	1,525	(32.5)
Total		1,780	1,868	(4.7)	6,863	7,199	(4.7)

		Quarter ended Sept 2007 US$ million	Quarter ended Sept 2006 US$ million	% change	Year ended Sept 2007 US$ million	Year ended Sept 2006 US$ million	% change
Sales							
Fine Paper –	North America	404	373	8.3	1,511	1,439	5.0
	Europe	619	569	8.8	2,387	2,194	8.8
	Southern Africa	95	87	9.2	358	325	10.2
	Total	1,118	1,029	8.6	4,256	3,958	7.5
Forest Products –	Pulp and paper operations	285	245	16.3	979	896	9.3
	Forestry operations	19	22	(13.6)	69	87	(20.7)
Total		1,422	1,296	9.7	5,304	4,941	7.3
Operating profit							
Fine Paper –	North America	9	7	28.6	22	(16)	–
	Europe	17	(48)	–	88	(27)	–
	Southern Africa	3	1	200.0	9	(6)	–
	Total	29	(40)	–	119	(49)	–
Forest Products		52	85	(38.8)	264	175	50.9
Corporate		6	6	–	–	(1)	–
Total		87	51	70.6	383	125	206.4

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



this report is available on the Sappi website
www.sappi.com

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor
Services 2004 Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States
ADR Depository:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

United Kingdom:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157



www.sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2007

SAPPI LIMITED,

by: /s/ M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer